COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

October 25, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)
Multi-Manager Total Return Bond Strategies Fund (the Fund)

Post-Effective Amendment No. 337
File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 337 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Fund’s prospectus to reflect changes to its principal investment strategies.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and Statement of Additional Information, except for the Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks, and Primary Service Providers – The Investment Manager (Portfolio Managers subsection) sections of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with the Post-Effective Amendment filing.

If you have any questions, please contact either me at (212) 850-1703 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I